Nephros, Inc.

380 Lackawanna Place

South Orange, New Jersey 07079

(201) 343-5202

May 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Timothy Buchmiller

Re:	Nephros, Inc. (the “Company”)
Post-Effective Amendment to Registration Statement on Form S-1
File No. 333-217318

Dear Mr. Buchmiller:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Nephros, Inc. (the “Registrant”), hereby requests withdrawal, effective immediately, of the Post-Effective Amendment (the “Amendment”) to its Registration Statement on Form S-1 (File No. 333-217318) (the “Registration Statement”), together with all exhibits thereto.

The Registrant separately filed a Post-Effective Amendment to Registration Statement on Form S-1 (File No. 333-225109) that, pursuant to Rule 429 under the Securities Act, also constituted a post-effective amendment to the Registration Statement. Accordingly, the Amendment has been superseded.

The Amendment was initially filed with the Securities and Exchange Commission on May 9, 2019. No securities were sold pursuant to the Amendment, and the Amendment was never declared effective.

Please contact Amanda Lorentz of Fredrikson & Byron, P.A. at (612) 492-7403 if you have any questions.

Sincerely,

Nephros, Inc.

By:	/s/ Daron Evans
Daron Evans
Chief Executive Officer